2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8071 F: (215) 564-8120

January 4, 2016

Via EDGAR Transmission

Sonny Oh
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group Cash Reserve File Nos.: 002-60770 and 811-02806

Dear Mr. Oh:

On behalf of the Delaware Group Cash Reserve (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Post-Effective Amendment No. 68 (“PEA No. 68”) to its Registration Statement on Form N-1A that was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purposes of: (i) converting the Registrant’s series from a money market fund with a stable net asset value of $1.00 to an ultrashort-term bond fund with a floating net asset value; (ii) adding a new class of shares, designated as Institutional Class, to its series; and (iii) changing the name of the Registrant’s series from Delaware Cash Reserve Fund to Delaware Investments Ultrashort Fund (the “Fund”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A.           Facing Sheet and EDGAR Filing

1.             Comment: State the securities being registered on the facing sheet.

                                Response: The requested change will be made.

2.             Comment: Fill in the series and class identifiers on the EDGAR system.

                                Response: The requested change will be made.

B.           Prospectus

3.             Comment: Fill in the Nasdaq ticker symbols on the front cover.

Response: The requested change will be made.

4.             Comment: Confirm that the Prospectus and Statement of Additional Information (“SAI”) will be dated on or about the date of effectiveness and that they will be accurate as of this date.

Response: The Registrant confirms that the Prospectus and SAI will be dated as of January 5, 2016, at which time, the conversion from the Delaware Cash Reserve Fund to the Delaware Investments Ultrashort Fund will be effective.

5. a)        Comment: Confirm and state that only the Fund’s Board of Trustees can terminate the management fee waiver in the related footnote.

Response: The fee waiver letter agreement is signed by the investment manager and by a Fund officer on behalf of the Fund. Therefore, only the investment manager and the Fund’s Board of Trustees may mutually agree to terminate the agreement.

    b)        Comment: Remove the column from the Expense Example table showing the costs for Class C shares “if not redeemed.”  Per Item 3 of Form N-1A, this information should be presented by itself in a separate table or in a footnote.

Response: The Registrant believes that the Expense Example table complies with Item 3 of Form N-1A and respectfully declines to make this change.

6.             Comment: Insert a section entitled “Portfolio turnover” as required by Form N-1A.

Response: The requested change will be made.

7. a)        Comment: In the section entitled “What are the Fund’s principal investment strategies,” explain the meaning of “duration” in plain English.

Response: An explanation of the term “duration” will be added to the section entitled “What are the Fund’s principal investment strategies.”

    b)        Comment: In the section entitled “What are the Fund’s principal investment strategies,” review the disclosure related to derivatives to ensure that the language is not overly generic in compliance with the Letter to Karrie McMillan, Investment Company Institute from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010).

Response: The Registrant has reviewed its derivatives disclosure in the section entitled “What are the Fund’s principal investment strategies” and believes that it is in compliance with the letter referenced above.

    c)         Comment: In the section entitled “What are the Fund’s principal investment strategies,” describe the specific types of swaps that the Fund may use.  If the Fund may use total return swaps, confirm that segregated assets will be set aside in accordance with Investment Company Act Release No. 10666 (Apr. 18, 1979) and acknowledge that the Registrant will continue to comply with any future related Staff guidance in accordance with Investment Company Act Release 29776 (Aug. 31, 2011).  If the Fund may write credit default swaps, confirm that the full notional amount of the swaps will be segregated.

Response: A statement that the Fund may invest in credit default swaps, interest rate swaps, and index swaps will be added to the section entitled “What are the Fund’s principal investment strategies.” The Registrant acknowledges that it will continue to comply with any future related Staff guidance in accordance with Investment Company Act Release 29776. The full notional amount of credit default swaps written by the Fund will be segregated, as discussed in the SAI.

8. a)         Comment: Confirm that the second sentence is accurate in the section entitled “What are the principal risks of investing in the Fund.”

Response: The second sentence will be deleted.

   b)         Comment: Include mortgage-backed security risk in the section entitled “What are the principal risks of investing in the Fund” and include mention of the risks related to investment in securities backed by other related assets.

Response: The risks associated with investments in mortgage-backed securities are market risk, credit risk, and interest rate risk, all of which are already set forth in the summary section of the Prospectus.

    c)         Comment: As referenced in “Investments not guaranteed by Delaware Management Company (Manager) or its affiliates” in the section entitled “What are the principal risks of investing in the Fund,” explain what Macquarie Bank Limited is and how it is related to the Fund.

Response: Macquarie Bank Limited is a bank subsidiary of Macquarie Group Limited, a Sydney, Australia-headquartered global provider of banking, financial, advisory investment and funds management services.  Delaware Management Company, the Fund’s manager (“DMC”), is a series of Delaware Management Business Trust, which is a Delaware statutory trust (“DMBT”).  DMBT is a subsidiary of Macquarie Group Limited.  Macquarie Group Limited is the ultimate parent company of Macquarie Bank Limited and DMBT.  DMBT, however, is not a subsidiary of Macquarie Bank Limited or otherwise within the corporate control structure of Macquarie Bank Limited.

The purpose of the risk disclosure is to clarify that although DMC is an affiliate of a bank, investments in the Fund are not guaranteed by the bank.

9. a)         Comment: Revise the first sentence under “How has Delaware Investments Ultrashort Fund performed?” to include a reference to the fact that the average annual total return table shows how the Fund’s returns compare with a broad measure of market performance in compliance with Form N-1A.

Response: The requested change will be made.

   b)         Comment: Include a footnote to the average annual total return table or otherwise indicate in the preceding introduction how the Fund’s classes shown in the table relate to the shares now offered to Fund shareholders.  Also, provide a similar explanation in the introduction to the financial highlights.

Response: The requested changes will be made.

   c)           Comment: Delete the reference to the 7-day yield under the average annual total return table.

Response: The requested change will be made.

10.           Comment: In the section “Who manages the Fund?—Investment manager” and elsewhere in the Prospectus and SAI, consider using a more clear term to describe the relationship between Delaware Management Company and Delaware Management Business Trust.  “Series” is a confusing term in this context.

Response: A reference to the fact that Delaware Management Business Trust is a Delaware statutory trust has been added to provide context for the use of “Series.”

11.           Comment: Confirm the accuracy of the tax disclosure included in the section entitled “Tax information.”

Response: The Registrant confirms the accuracy of the tax disclosure included in the section entitled “Tax information.”

12. a)       Comment: Change the title of the “Our investment strategies” section to “Our principal investment strategies.” Also, consider expanding the disclosure under the section entitled “Our investment strategies” to include more detail since it mirrors the disclosure under “What are the Fund’s principal investment strategies” in the summary section.

Response: The Registrant will change the title of “Our investment strategies” to “Our principal investment strategies” as requested. The Registrant believes the disclosure included under “Our principal investment strategies” is accurate and appropriate.

     b)       Comment: Under the sections “The securities in which the Fund typically invests,” “Other investment strategies,” and “The risks of investing in the Fund,” specify which of the strategies mentioned are principal strategies for the Fund and reorder the sections accordingly, with the disclosure related to principal strategies coming first.

Response: The principal investment strategies are discussed in the “What are the Fund's principal investment strategies?” and “What are the principal risks of investing in the Fund?” sections of the Prospectus.

    c)         Comment: Include references to CMOs, REMICs, and foreign securities being principal strategies in the principal strategy and risks sections since they appear to be principal strategies of the Fund per the related disclosure in “The securities in which the Fund typically invests.”

Response: Investing in CMOs, REMICs, and foreign securities are not principal strategies of the Fund.  See the response to Comment 12(b) regarding principal investment strategies.

13.           Comment: In the footnote to the Class A sales charges table under “Investing in the Fund—Choosing a share class—Class A,” clarify whether the contingent deferred sales charge will be assessed on shares acquired through dividends and capital gains.

Response: Sales charges do not apply to shares purchased through dividend reinvestment. A corresponding reference will be added to the footnote to the Class A sales charge table.

14. a)       Comment: Remove all references to Class R shares.

Response: The requested change will be made.

     b)       Comment: Include the information provided in footnote 1 in the section entitled “Waivers of contingent deferred sales charges” in the introductory paragraph of this section.

Response: The requested change will be made.

15.           Comment: Include an explanation of what “good order” means under “How to buy shares—By mail” and “How to redeem shares—By mail.”

Response: The requested change will be made.

16. a)      Comment: Consider providing more detail in the section “Calculating share price.”

Response: The disclosure in "Calculating share price" has been expanded, as requested.

     b)       Comment: State the holidays during which Fund shares will not be priced in accordance with Item 11(a)(3) of Form N-1A.

Response: The Registrant believes that the disclosure under “Calculating share price” complies with Instruction 1 of Item 11(a)(3). Under “Calculating share price,” the Prospectus states that “[w]e determine the NAV per share for each class of a Delaware Investments® Fund at the close of regular trading on the NYSE on each Business Day (normally 4:00 pm Eastern time). A Fund does not calculate the NAV on days the NYSE is closed for trading.”  A “Business Day” is defined as “any day that the New York Stock Exchange (NYSE) is open for business.”  The Registrant believes that this disclosure identifies in the general manner required by Item 11(a)(3) any holidays when shares will not be priced.  The specific holidays when the NYSE is closed are described in the SAI.

     c)       Comment: In the “Low balance accounts” section, clarify which classes of the Fund the final sentence applies to.

Response: The final sentence in the section entitled “Low balance accounts” applies to all classes of the Fund.

17.           Comment: Confirm the accuracy of the tax disclosure in the Prospectus and SAI.

Response: The Registrant confirms that the tax disclosure in the Prospectus and SAI will be revised to reflect the Fund’s transition from a money market fund that complies with Rule 2a-7 to an ultrashort bond fund.

C.           SAI

18.           Comment: In the second sentence of the section entitled “Organization and Classification,” remove the reference to Consultant Class shares and replace it with Institutional Class shares. Also, check the entire SAI to remove and replace similar references to Consultant Class shares as well as Class R shares.

Response: The requested changes will be made.

19. a)      Comment: State the Registrant’s fundamental investment restriction related to senior securities as required by Item 16(c)(1)(i) of Form N-1A.

Response: The Registrant’s fundamental investment restriction related to senior securities is included in the second restriction listed in the SAI’s fundamental investment restriction section.

b)    Comment: Following the statement of the Registrant’s fundamental investment restrictions, provide disclosure that describes the specific limitations imposed by the 1940 Act and any other laws referenced in the fundamental investment restrictions.

Response: The Registrant respectfully declines to accept this comment.

20.   a)     Comment: At the end of the fourth paragraph in the section entitled “Disclosure of Portfolio Holdings Information,” disclose whether these entities also have a duty not to trade on the non-public information.

Response: The Registrant respectfully declines to accept this comment.

b)    Comment: In the fifth paragraph in the section entitled “Disclosure of Portfolio Holdings Information,” in lieu of generically referring to third-party rating and ranking organizations and consultants, specifically identify them as required by Item 16(f)(2) of Form N-1A.

Response: Consistent with Item 16(f)(2), the Registrant has described the ongoing arrangements, and identified the types of entities that receive portfolio information as well as the circumstances under which such information may be received.  Therefore, the Registrant respectfully declines to accept this comment.

c)     Comment: With respect to all ongoing arrangements described in the section entitled “Disclosure of Portfolio Holdings Information,” confirm that all applicable disclosure required by Items 16(f)(1)(ii), (iii), and (v) has been provided.

Response: The Registrant has reviewed the disclosure provided under “Disclosure of Portfolio Holdings Information” and believes that to the best of its knowledge, it is accurate and in compliance with the foregoing provisions.

21.           Comment: In the table of Trustees and officers, replace the “Birthdate” portion of the caption in the first column with “Age” and revise the disclosure accordingly.

Response: The Registrant respectfully declines to accept this comment. The birthdate provided for the Registrant’s Trustees and officers enables shareholders to determine each person’s age and limits the need for regular revisions to the Fund’s SAI while still providing shareholders with information at each Trustee’s age.

22.           Comment: Provide the disclosure in the table of Trustees’ ownership of shares in the Fund and Fund complex as of the date required by Item 17(b)(4) of Form

N-1A.  Also, confirm all other disclosure/tables/charts provide the applicable disclosure as of the date required by the pertinent Item number.

Response: The information included in the Trustee fund ownership chart has been provided as of the end of the most recently completed calendar year as required. The Registrant confirms that the other information in the Prospectus and SAI have been provided as of the applicable date required by Form N-1A.

23.           Comment: Under “Size and composition of Board,” confirm the number of trustees and provide the selection factors for Shawn Lytle.

Response: The disclosure in this section will be updated to reflect the addition of Shawn Lytle to the Registrant’s Board of Trustees.

24.           Comment: Under “Proxy Voting Policy” on page 20, disclose the actual policies and procedures that the Fund uses to determine how to vote its proxies rather than summarize them, as required by Item 17(f) of Form N-1A.

Response: The instructions to Item 17(f) permit, but do not require, the Fund to include its full proxy voting policies and procedures to satisfy the requirements of the item.  In the alternative, the Fund may simply describe such policies and procedures, which is the approach the Registrant has taken.  Accordingly, the Registrant respectfully declines to accept this comment.

25.           Comment: Confirm the organization dates for the Fund and Registrant and reconcile the 1983 and 1978 organization dates provided in the “Organization and Classification” and “Capital Structure” sections, respectively.

Response: The Fund organization dates have been checked and reconciled as requested.

26. a)      Comment: In the section entitled “Purchasing Shares,” reconcile the $1 million limitation for Class C shares and the $50,000 minimum required to reduce front-end sales charges for Class A shares described in the second paragraph under “General Information” with the corresponding disclosure elsewhere in Prospectus and SAI.

Response: The language throughout the Prospectus and SAI related to sales load reductions and limitations on investments for particular classes has been revised, as applicable, and is consistent throughout the materials.

                     b)       Comment: The Staff recommends revising the “General Information” section so that it is as specific as the corresponding disclosure under “Low balance accounts” on page 22 of the Prospectus.

Response: The Registrant has reviewed this section and believes that it is adequate. A cross-reference to refer shareholders to the Prospectus has been added.

27.           Comment: In the second paragraph under “Determining Offering Price and Net Asset Value,” insert “declared by SEC” after “in case of emergency.”

Response: The Registrant will revise this disclosure.

28.           Comment: Under “Principal Holders,” please clarify the meaning of the last sentence and, if applicable, any disclosure required by Item 18 with respect to control persons.

Response: The Registrant has knowledge of direct and registered shareholders only and does not have information about certain beneficial shareholders due to the structure of omnibus accounts held by certain third party intermediaries .  The Fund does not have any control persons.

29.           Comment: Include a “Financial Statements” section at the end of the SAI preceding Appendix A.

Response: The requested change will be made.

D.           PART C

30. a)      Comment: Provide a legal opinion specific to the Fund not just Institutional Class shares and an auditor’s consent as, respectively, Exhibits 28(i) and (j).

Response: The Fund is only registering shares of its new Institutional Share class.  The Fund previously has submitted an opinion relating to the registration of its existing share classes, which opinion is “evergreen” and does not need to be updated with this filing.  Accordingly, the Registrant respectfully declines to accept this comment.  An auditor’s consent will be included as Exhibit 28(j) when the Fund makes its next filing.

      b)  Comment: For Item 30, provide the undertaking as required by Rule 484 of Regulation C under the Securities Act of 1933 indemnification.

Response: The requested change will be made.

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in PEA No. 68; (ii) Staff comments on PEA No. 68, or changes to PEA No. 68 in response to Staff comments thereto, do not foreclose the SEC from taking any action with respect to PEA No. 68; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of PEA No. 68.

Please do not hesitate to contact me at the above number or, in my absence, Jonathan Kopcsik at (215) 564-8099 if you have any questions or wish to discuss any of the above responses.

Sincerely yours,

/s/Taylor Brody
Taylor Brody

cc:	Cori Daggett Delaware Investments